17305 Daimler Street

Irvine, California 92614

(949) 470-2300

February 7, 2017

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	Cryoport, Inc.

Registration Statement on Form S-3

File No. 333-215776

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned Registrant hereby requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission (the “Commission”) at 4:00 p.m., Eastern Time, on Thursday, February 9, 2017, or as soon thereafter as practicable.

Very truly yours,

CRYOPORT, INC.

By: /s/ Robert Stefanovich

Name: Robert Stefanovich

Title: Chief Financial Officer